EXHIBIT 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Confirms Close of Transaction to Sell
Automotive Fuel Cell Assets; Company to
Concentrate on Commercial Markets

For Immediate Release – All Amounts in U.S. Dollars, Unless Otherwise Noted

Vancouver, Canada – January 31, 2008 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) confirmed that the previously announced transaction to sell the company’s automotive fuel cell assets to Daimler AG and Ford Motor Company closed today as planned.

About Ballard Power Systems

Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.